Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated October 9, 2015 in connection with their beneficial ownership of Fitbit Inc. Each of Columbia Select Large Cap Growth Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy Johnson
Amy Johnson
Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer and Managing Director

Columbia Select Large Cap Growth Fund

By:	/s/ Paul Goucher
Paul Goucher
Senior Vice President, Chief Legal Officer and Assistant Secretary